March 31, 2008

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549-7010

Lily Dang
United States Securities and Exchange Commission
Division of Corporate Finance

Re: March 17, 2008 comments on TAG’s Form 20-F for the year ended March 31, 2007.

After reviewing your letter dated March 17, 2008 I am responding below to each comment individually and where disclosure has been amended I have highlighted in red.

Controls and Procedures, page 48:

1.

We note your proposed disclosure in your response to prior comment 1c.Please revise your disclosure to also state in your conclusion paragraph whether your disclosure controls and procedures were effective in ensuring that information required to be disclosed by you was recorded, processed, summarized and reported within the time periods specified in the Exchange Act Rules and forms.

Response and the amendment would be:

Evaluation of Disclosure Controls and Procedures

The Company maintains disclosure controls and procedures that are designed to ensure that information required to be disclosed on reports that the Company files under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the Exchange Act Rules and forms.

Our Chief Executive Officer and Chief Financial Officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(b) and 15d-15(b)) as of March 31, 2007, have concluded that, as of such date, our disclosure controls and procedures were effective in ensuring that information required to be disclosed by the Company was recorded, processed, summarized and reported within the time periods specified in the Exchange Act Rules and forms.

2.

We note your response to prior comment 2. Please provide a proposed disclosure that explains the basis for your view that there is no difference in your proved reserve estimates under Canadian and U.S. GAAP, as explained in your response to us. Additionally, address in your disclosure the extent to which you use different pricing in your reserve estimates under Canadian versus U.S. GAAP. The latter ordinarily requires the use of fiscal year end prices. Address the implications of any reserve difference on your accounting under U.S. GAAP, including the impact on your capitalized oil and gas property costs, impairment tests, and DD&A expense calculations.

Response and the proposed disclosure added to page 6 of Form 20-F would be:

All oil and natural gas reserve information contained in this Report has been prepared and presented in accordance with National Instrument 51-101, Standard of Disclosure for Oil and Gas Activities (Canada). The actual oil and natural gas reserves and future production may be greater than or less than the estimates provided in this Annual Report. The estimated future net revenue from the production of the disclosed oil and natural gas reserves does not represent the fair market value of these reserves.

Oil and natural gas reserve information contained in this report is in accordance with both Canadian and U.S. GAAP. Canadian and U.S. GAAP require that the Company accounts for reserves following specific guidelines of disclosure to proved reserves and proved undeveloped reserves. Proved undeveloped reserves are assigned consistently under Canadian and U.S. GAAP to the field based on existing wells and mapping. Proved undeveloped locations are located within one spacing unit of existing producing wells and thus are direct offsetting wells. In addition, pricing used to report oil and natural gas reserves are in accordance with Canadian and U.S. GAAP as the Company has used fiscal year end prices to determine reserve estimates for proved reserves.

3.
We note your response to prior comment 4, indicating that common shares issued for non-monetary consideration are recorded at their fair market value, based on the closing trading price of the shares. Please further expand your disclosure to clearly indicate the extent to which your measurement dates used when determining the closing trading price for such transactions comply with the guidance in EITF Issue No. 96-18.

Response and the amendment would be:

i)	Share Capital

Common shares issued for non-monetary consideration are recorded at their fair market value based upon the closing trading price of the Company’s shares on the TSX Venture Exchange on the measurement date. The measurement date is defined as the earliest of the date at which the commitment for performance by the counterparty to earn the common shares is reached or the date at which the counterparty’s performance is complete.

TAG Comment:

The transaction to which this comment applies was accounted for in compliance with EITF Issue No. 96-18 as follows. EITF No. 96-18 addresses the transaction in which the fair value of the equity instrument is more reliably measurable than the fair value of the goods or services received when the counterpart receives shares of stock in settlement of the entire transaction or, if the transaction is part cash and part equity instrument, in settlement of the transaction for which the equity instruments constitute the consideration. In this transaction the time between the initial agreement of terms and the closing date of the transaction was short, approximately 30 days. To account for this transaction the Company complied with EITF 96-18 guidelines for transaction in which the quantity and terms are known up front. In such a transaction the measurement date is deemed to be the earliest of either of the date at which the commitment for performance by the counterparty to earn the equity instruments is reached; or the date at which the counterpartys performance is complete. As there were a number of pre-closing obligations and conditions that were not met by both parties until the day the transaction closed, the Company used its TSX Venture Exchange closing trading price as the measurement date to determine the fair value of the equity instruments issued, as this is the date that the counterpartys performance was complete and in which the transaction closed.

Concluding Comments:

1.

I have addressed each of the Comments of the March 17, 2008 letter, with changes highlighted and underlined directly above, rather than sending a detailed cover letter in an effort to expedite your review.

2.	I hope that the above addresses your comments as required.

Sincerely,

TAG Oil Ltd.

/s/ Garth Johnson
Garth Johnson,
Chief Executive Officer